UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42696

Vantage Corp

(Registrant’s Name)

#07-07, Level 7, 51 Cuppage Road

Singapore 229469

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Vantage Corp (“Vantage” or the “Company”) issued a press release announcing that it has successfully commercialized, and secured first customer for, OpsWiz, the Company’s proprietary cloud-based operational control and automation platform for the maritime tanker and shipbroking sectors.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated September 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantage Corp

Date: September 21, 2026	By:	/s/ Andresian D’Rozario
	Name:	Andresian D’Rozario
	Title:	Chief Executive Officer and Director